Exhibit 99.2

North Mill Holdco LLC

and Subsidiaries

Consolidated Financial Report

December 31, 2021

North Mill Holdco LLC and Subsidiaries

RSM US LLP

Independent Auditor’s Report

Audit Committee

North Mill Holdco LLC

Opinion

We have audited the consolidated financial statements of North Mill Holdco LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of income, members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued, when applicable).

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

Philadelphia, Pennsylvania

February 18, 2022

North Mill Holdco LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2021 and 2020

	2021	2020
Assets

Cash	$5,187,429	$4,383,512
Finance receivables:
Loans receivable	110,975,999	108,069,408
Less: unearned fee income	35,927	18,970

	110,940,072	108,050,438

Accounts receivable	137,675,981	40,622,065
Less: allowance for uncollectible finance receivables	1,834,061	1,834,061

Finance receivables, net	246,781,992	146,838,442
Goodwill	36,187,729	24,478,018
Accrued interest receivable	845,561	879,774
Other assets	329,828	281,904
Furniture and equipment, net	282,006	212,860
Right of use asset	1.179,246	626,471

Total assets	$290,793,791	$177,700,981

Liabilities and Members’ Equity

Liabilities:
Note payable, net of issuance costs (Note 7)	$182,536,660	$110,225,882
Due to factoring clients	27,944,605	9,723,713
Accounts payable and accrued expenses	2,030,084	2,016,318
Lease liability	1,179,246	626,471

Total liabilities	213,690,595	122,592,384

Commitments (Note 8)

Members’ equity	77,103,196	55,108,597

Total liabilities and members’ equity	$290,793,791	$177,700,981

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2021 and 2020

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Interest and finance charges	$20,192,516	$16,728,493
Less: interest expense	3,921,934	3,981,365

Net interest income	16,270,582	12,747,128
Service fees and other finance charges	3,828,782	2,986,756

	20,099,364	15,733,884

(Credit) provision for uncollectible finance receivables	—	(360,000)

Net interest and other non-interest income after (credit) provision for uncollectible finance receivables	20,099,364	16,093,884

Expenses:
Personnel	9,232,239	8,509,726
Acquisition expenses	529,552	—
General and administrative	2,799,572	2,680,417
Legal and professional fees	242,785	391,954

	12,804,148	11,582,097

Net income	$7,295,216	$4,511,787

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Years Ended December 31, 2021 and 2020

Balance, January 1, 2020	$55,776,810
Net income	4,511,787
Distribution to members	(5,180,000)

Balance, December 31, 2020	55,108,597
Net income	7,295,216
Issuance of equity units	20,000,000
Distribution to members	(5,300,617)

Balance, December 31, 2021	$77,103,196

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Cash flows from operating activities:
Net income	$7,295,216	$4,511,787
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	120,067	143,913
Amortization of deferred financing costs	472,437	358,855
(Credit) for uncollectible finance receivables	—	(360,000)
Changes in assets and liabilities:
(Increase) decrease in:
Accrued interest receivable	34,213	102,628
Other assets	(47,924)	117,192
Increase (decrease) in:
Unearned fee income	16,957	(56,046)
Accounts payable and accrued expenses	13,766	507,387
Due to factoring clients	6,964,158	(9,073,459)

Net cash provided by (used in) operating activities	14,868,890	(3,747,743)

Cash flows from investing activities:
(Increase) decrease in finance receivables, net	(33,742,591)	22,457,584
Acquisition of business	(66,670,894)	—
Purchases of furniture and equipment	(189,212)	(133,542)

Net cash (used in) provided by investing activities	(100,602,697)	22,324,042

Cash flows from financing activities:
(Repayments of) net proceeds from note payable	72,160,557	(11,459,285)
Issuance of equity units	20,000,000	—
Payment of debt issuance costs	(322,215)	(1,038,061)
Distribution to members	(5,300,617)	(5,180,000)

Net cash provided by (used in) financing activities	86,537,725	(17,677,346)

Net increase in cash	803,917	898,953

Cash:
Beginning	4,383,512	3,484,559

Ending	$5,187,429	$4,383,512

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,204,430	$3,672,168

Non-Cash Disclosure:
Right of use asset and lease liability	$877,449	—

Assets and liabilities acquired in business combination:
Accounts receivable	$66,217,916	—
Due to factoring clients	$11,256,734	—

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of the Business

The operations of North Mill Holdco LLC (“Holdco”) and Subsidiaries (collectively, the Company) consist primarily of those financial activities common to the commercial asset-based finance industry.

Holdco, a subsidiary of SLR Senior Investment Corp.(“SLR”), was formed on May 17, 2019 in connection with the acquisition of Summit Financial Resources, LLC (“Summit”).

North Mill Capital LLC (“NMC”) was formed as a single-member Delaware limited liability company on August 18, 2010 and commenced operations on October 29, 2010. SLR acquired a controlling interest in NMC on October 20, 2017. SLR contributed its interests in NMC to Holdco on June 28, 2019. NMC is a wholly owned subsidiary of Holdco.

NMC is a specialty finance company engaged in providing asset-based commercial financing to small and medium-sized businesses. The Company’s core business is providing and servicing loans ranging from $200,000 to $30,000,000 secured by accounts receivable, inventory, and equipment. Borrowers are located throughout the United States.

PrinSource Capital Companies, LLC, a wholly owned subsidiary of NMC, and their wholly owned subsidiary Partner Plus, LLC (collectively, “PrinSource”), were acquired by NMC on December 30, 2011. Summit was acquired by Holdco on June 28, 2019. PrinSource, Summit, and Fast Pay Partners LLC (“Fast Pay”) (Note 2) provide financial services through the funding and financing of working capital assets, primarily accounts receivable and inventory.

Note 2: Acquisition

On June 3, 2021, NMC acquired a 100% equity interest in Fast Pay. The total purchase price was $66,670,894. The acquisition was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the fair value of assets acquired and liabilities assumed has been recorded as goodwill on the accompanying consolidated balance sheet.

Assets Acquired
Accounts receivable	$66,217,916

Liabilities Assumed
Due to factoring clients	11,256,734

Identifiable net assets	54,961,182
Goodwill	11,709,713

Purchase price	$66,670,894

Upon allocating the purchase price to the fair value of assets acquired and liabilities assumed, the book value of intangible assets, consisting of goodwill, increased by $11,709,713. The accounts receivable were recorded at fair value with no allowance for loan losses established at the acquisition date.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Acquisition related costs of $529,552, including legal, professional and other expenses, were recorded in the period incurred and not included in the purchase price.

Note 3: Significant Accounting Policies

Significant accounting policies are as follows:

Principles of consolidation: The financial statements include the accounts of NMC and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company recognizes interest and fee income in accordance with ASC 310, Receivables and ASC 825, Interest. Interest income is recognized as earned based on the terms of the underlying loan agreement. Fees received for the origination of loans are deferred and amortized into income over the contractual lives of the loans and annual fees received for loans are deferred and amortized into income over a twelve-month period using the straight-line method, which approximates the effective interest rate method. Unamortized amounts are recognized as income at the time that loans are paid in full. Interest income on loans receivable is recognized using the interest method. Interest and fee income are accrued based on the outstanding loan balance and charged monthly to the loan balance as earned, except in instances that a reasonable doubt exists as to the collectability of interest, in which case the accrual of income may be suspended.

The Company recognizes and measures revenue recognition on other fee income in accordance with ASC 606, Revenue from Contracts With Customers. Other fee income, which includes wire transfers, field examination charges, late reporting fees and other items charged to borrowers, is recognized as charged.

Cash: The Company maintains its cash balances at several financial institutions which at various times during the year have exceeded the threshold for insurance provided by the Federal Deposit Insurance Corporation.

Loans and accounts receivable: The Company provides asset-based financing primarily in the form of revolving credit facilities collateralized by the borrower’s assets, including, but not limited to, accounts receivable, inventory, equipment and general intangibles. The loan term is generally two years and management has the intention and ability to hold until maturity or payoff. Provisions for credit losses for loans receivable are charged to operations in amounts sufficient to maintain the allowance for credit losses at an amount considered adequate to cover the estimated losses of principal and accrued interest in the existing loan portfolio. The Company’s charge -off policy is based on a loan-by-loan review for all receivables. Management periodically evaluates the adequacy of the allowance for credit losses by reviewing credit loss experience, change in size and character of credit risks, the value of collateral and general economic conditions. Loans are charged off against the allowance when management determines the loan to be permanently impaired.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded value of the loan to the present value of the loan’s expected future cash flows from the liquidation of the underlying collateral.

Finance receivables are stated at cost, net of an allowance for credit losses. The allowance for credit losses is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due to the Company could be adversely affected.

When the Company determines there is insufficient collateral to support an outstanding loan or accounts receivable balance and believes it is no longer probable that principal and/or interest payments will be collected, the Company will place the loan on non-accrual status. Such non-accrual loans may be restored to accrual status if past due principal and interest are paid in cash, and, in management’s judgment, are likely to continue.

Participation funding: The Company enters into participation funding and servicing arrangements with other lending institutions whereby the other institutions pay the Company a processing fee for servicing financing arrangements that the other institutions have entered into with their customers. Under these arrangements, the Company, as the participant, assumes the risk related to their percentage share of the arrangement. The Company pays the lending institutions a pro rata percentage of the fee income earned. The arrangements are presented in accounts receivable in the accompanying consolidated balance sheet net of the amount due to the institution.

The Company enters into participation funding arrangements with third-party lending institutions, whereby those institutions participate in loans originated by the Company. These arrangements are used by the Company to manage risk associated with loans and accounts receivable that may potentially exceed funding limits. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Furniture and Equipment: Property and equipment acquired in acquisitions is recorded at fair value. Additions are recorded at cost and stated net of accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated lives of the assets, which is generally three to five years for equipment and ten years for furniture and fixtures.

Debt issuance costs: Costs incurred in connection with the placement of the revolving credit facility have been capitalized and recorded as a reduction to the note payable on the balance sheets. These costs are amortized as interest expense over the life of the facility using the effective interest method or straight line method if it approximates the effective interest method.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Impairment of long-lived assets: The Company reviews long-lived assets, including furniture and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. No impairments have occurred to date.

Goodwill: Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Goodwill arose from the acquisition of the Company on October 20, 2017, Summit, and Fast Pay (Note 2). The Company is required to assess its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. If the fair value were less than the carrying value, an impairment loss would be recorded for the difference between the fair value and carrying value. For the years ended December 31, 2021 and 2020, there was no impairment.

Income taxes: No provision has been made for income taxes, if any, as these are the obligation of the members. The Company files income tax returns as a partnership in the U.S. federal jurisdiction and in various state jurisdictions.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood or more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

Interest rate risk: Inherent in the Company’s principal business activities is the potential for the Company to assume interest rate risks that result from differences in the maturities and re-pricing characteristics of certain assets and liabilities.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and a lease liability asset, initially and subsequently, based on the present value of its future lease payments. The discount rate is the implicit rate, if it is readily determinable, or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s leases are not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for all leases. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company used a weighted average discount rate of 2.84% and the weighted average remaining lease terms is 2.1 years. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepared (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2021) through February 18, 2022, which represents the date the financial statements were available to be issued, and determined that there were no material subsequent events requiring adjustment to, or disclosure in the consolidated financial statements for the year ended December 31, 2021, except for the execution of a lease agreement in January 2022 for additional office space. This lease is an operating lease that provides for lease payments in 2022 of $154,770 and annual increases of 3.5% through the expiration date in September 2027.

Recent Accounting Pronouncement: In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statements of operations as the amounts expected to be collected change. In October 2019, the FASB voted to defer the effective date of ASU 2016-13 for public business entities not considered an accelerated filer to fiscal years beginning after December 15, 2022. The Company continues to evaluate the impact the new standard will have on the accounting for credit losses, but the Company may recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. The Company cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on its consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal year 2023, with early adoption permitted for annual or interim tests performed on testing dates after January 1, 2017. The amendments included in this ASU are to be applied prospectively. The Company does not expect implementation of this new standard to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls “reference rate reform” if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position and results of operations.

Note 4. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include currency swaps and interest rate caps.

Level 3 – Unobservable inputs.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair market estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair value as of December 31, 2021 and 2020. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimated the fair value of its secured loans by comparing the average yield of the portfolio to recent issuances of similar loans. The Company has determined that the secured loans and note payable are considered level three under the fair value hierarchy described above.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2021 and 2020 were as follows:

	December 31, 2021		December 31, 2020
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash	$5,187,429	$5,187,429	$4,383,512	$4,383,512
Finance receivables:
Net of allowance	246,781,991	246,781,991	146,838,442	146,838,442

Liabilities:
Note Payable	$182,536,660	$182,536,660	$110,225,882	$110,225,882

Note 5. Loans and Accounts Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2021 and 2020 consist of revolving lines of credit to commercial customers that range from one to three years and are secured by accounts receivable, inventory and equipment. There are commitments to borrowers that are dependent on the borrowing base. The commitments are generally limited to 85% of the collateral being presented.

Changes in the allowance for credit losses for loans receivable and accounts receivable are as follows:

Balance, January 1, 2020	$2,189,341
Credit for uncollectible finance receivables	(360,000)
Recoveries	4,720

Balance, December 31, 2020	1,834,061
Provision for uncollectible finance receivables	—

Balance, December 31, 2021	$1,834,061

All balances were individually evaluated for impairment.

The Company has implemented and adheres to an internal review system and credit loss allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover credit losses. At least quarterly, a risk rating is assigned to individual balances. Management assigns a higher risk rating when they determine that their credit exposure has increased. Management assigns these risk ratings based on a number of factors including, but not limited to, the profitability, cash flow position, tangible net worth, strength of collateral performance and coverage, the probability of a loss being realized and results of internal audits and verifications related to each specific receivable.

The Company typically classifies all loans as held to maturity. Any acquired loans are recorded at their estimated Acquisition Date fair values. The estimated fair values include consideration of discounted cash flows as well as various other factors including the type of loan and related

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

collateral, estimated future cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates. The fair value of the loans acquired effectively remove the Company’s allowance for loan losses for such acquired loans. Loans funded subsequent to an acquisition are recorded at the amount of unpaid principal, net of unearned fees, discounts and includes an allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case-by-case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower’s prior payment record. Impairment is measured on these loans on a loan -by-loan basis. Impaired loans include non-accrual loans and other loans deemed to be impaired based on the aforementioned factors.

NMC did not have any loans or accounts receivable that are non-performing, impaired, modified or past due as of December 31, 2021 and December 31, 2020.

Note 6. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2021 and 2020:

	2021	2020
Furniture and fixtures	$275,011	$275,011
Equipment	1,907,774	1,718,561

	2,182,785	1,993,572
Accumulated depreciation	1,900,779	1,780,712

	$282,006	$212,860

Depreciation expense was $120,067 for the year ended December 31, 2021 and $143,913 for the year ended December 31, 2020.

Note 7. Note Payable

The Company has entered into a $225,000,000 credit facility which expires November 13, 2024. Borrowings are secured by substantially all of the Company’s assets. Interest on borrowings under the facility is payable monthly and is based on the LIBOR plus an applicable margin, as defined. The interest rate is 2.10 percent as of December 31, 2021. Outstanding borrowings under the credit facility are generally limited to 85 percent of eligible receivables, less any reserves established by the bank, as defined. The Company is required to maintain specified financial ratios and to comply with other covenants. The balance outstanding under this credit facility was $183,251,870 at December 31, 2021 and $111,091,313 at December 31, 2020. Note payable as of December 31, 2021 and 2020 consist of the following:

	2021	2020
Outstanding principal balance	$183,251,870	$111,091,313
Less: debt issuance costs, net of accumulated amortization of $1,364,587 and $892,151, respectively	715,210	865,431

	$182,536,660	$110,225,882

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Total interest expense related to note payable was $3,310,394 and $3,475,422 for the years ended December 31, 2021 and 2020, respectively. Amortization of deferred costs of $472,437 and $358,855 for the years ended December 31, 2021 and 2020, respectively, is included in interest expense in the Consolidated Statements of Income.

Note 8. Commitments

Employment agreements: The Company has entered into service agreements with certain members of management. Annual base compensation due under these agreements is included in personnel expenses in the consolidated statements of income. The annual base compensation is subject to review and adjustment by the Company. The employees are also eligible to receive bonus compensation at the discretion of the Board of Managers. The agreements can be terminated by either the Company or the employees at any time upon written notice. Certain additional amounts may be paid to the employees, contingent upon the circumstances surrounding the termination, as defined in the service agreements.

Operating lease: The Company rents its office space under non-cancelable operating leases that expire through October 2026. Base rents due under the leases escalate throughout the term of the leases. These leases generally contain renewal options but the Company is not reasonably certain to exercise these options. The optionable periods are not included in determining the lease term and the associated payments under the renewal options are excluded from lease payments.

The total minimum rental commitment at December 31, 2021, is due as follows:

Years ending December 31:
2022	$366,080
2023	287,426
2024	242,581
2025	196,640
2026	166,175

Total lease commitments	1,258,902
Less: interest	(79,656)

Present value of lease liability	$1,179,246

Rent expense was $499,517 and $501,800 for the years ended December 31, 2021 and 2020, respectively.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 9. Related Party Transactions

An employee of NMC provides marketing and sales services to an affiliated entity for which NMC was reimbursed. Such reimbursements have been recorded in the Company’s Statement of Income as a reduction of Personnel expenses.

NMC has sold a participation in a loan agreement to SLR Investment Corp., an affiliate of SLR Senior Investment Corp. The participation was sold for a total commitment of $7.5 million and the amount outstanding at December 31, 2021 was $1.0 million.

Note 10. Risk and Uncertainties

Coronavirus pandemic: On January 30, 2020, the World Health Organization declared the coronavirus outbreak a Public Health Emergency of International Concern, and, on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of coronavirus include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had, and are expected to continue to have, an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Organizations operates.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Organizations. Additionally, it is reasonably possible that accounting estimates made in the preparation of the Organizations’ financial statements could be materially and adversely impacted in the near-term future as a result of those conditions.